Filed by Alamos Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aurizon Mines Ltd.

Commission File Number: 333-186004

Date: March 18, 2013

Correction

In an interview with The Business News Network on March 5, 2013 (a transcript of which is set forth below), John A. McCluskey, President and Chief Executive Officer of Alamos Gold Inc. (“Alamos”), stated that as of noon on March 5, 2013, approximately 30% of the Aurizon Mines Ltd. (“Aurizon”) shares had been tendered to the Alamos offer to purchase all of the outstanding common shares of Aurizon (the “Alamos Offer”). The percentage referred to by Mr. McCluskey included the approximately 16.1% of Aurizon shares owned by Alamos. As of noon on March 5, 2013, approximately 22.9 million shares of Aurizon had been validly tendered and not withdrawn to the Alamos Offer, representing approximately 13% of the issued and outstanding Aurizon shares, which, together with the Aurizon shares held by Alamos, represented approximately 29% of the issued and outstanding Aurizon shares. Any Aurizon shares tendered to the Alamos Offer to date remain subject to withdrawal rights.

(BNN-TV), Toronto, 5 Mar 13, Length: 00:04:05

Anchor/Reporter: Tony Keller/Paul Bagnell

ALAMOS GOLD INC.

TONY KELLER (BNN-TV): Well, Alamos Gold says it will extend its offer to purchase Aurizon Mines for $780 million dollars but it will not out bid Hecla Mining. BNN’s Paul Bagnell spoke with John McCluskey. He’s the president and CEO of Alamos Gold. They spoke yesterday at the PDAC Conference.

PAUL BAGNELL: I am with the Chief Executive Officer of Alamos, John McCluskey. Alamos has waived the minimum tender condition on its offer. It has also extended the offer to 5:00 pm Toronto time on March 19, 2013. Alamos, of course, in a battle with Hecla Mining to purchase and ultimately control Aurizon Mines. Aurizon is the is the owner of the Casa Berardi gold mine in Quebec. John McCluskey, thank you for joining us this afternoon on BNN.

JOHN MCCLUSKEY: My pleasure to be here, thank you.

PAUL: Tell us exactly what you’ve done today with the bid and why the financial terms of the bid have not changed, it’s the minimum tender condition and the deadline which have changed—why?

JOHN MCCLUSKEY: We changed the deadline in order to allow shareholders to tender to our bid. As of noon today, approximately 30% of the outstanding shares of Aurizon had tendered to our offer. As most people who have been following this know, if we were to take up 33% or 33 1/3 % of the Aurizon shares that would be a sufficient position to block the plan of arrangement that is scheduled for next May from going through. There would be no way, mathematically, for Hecla and Aurizon to affect a plan of arrangement merger. And so, we extended our offer in order to take up the maximum number of shares that we can in order to block that arrangement from going through.

PAUL: So, let’s quickly go through the math here—Alamos currently owns 16.1% of Aurizon Mines, correct?

JOHN MCCLUSKEY: Correct.

PAUL: 29 1/2% have been tendered to…to your offer as of today at noon is it?

JOHN MCCLUSKEY: Correct.

PAUL: And you need a further how much to block that plan of arrangement involving Hecla to go through?

JOHN MCCLUSKEY: As I said, mathematically it’s 33 1/3, but that assumes 100% of all the outstanding Aurizon shares are actually voted. This would rarely happen, especially with a listing like Aurizon which has been around for more than 25 years. Typically a listing of that age might see something in the range of 80 or 85% of the shares voted. So effectively, owning 30% is a sufficient position to block the share—the vote for going through in that …in that situation.

PAUL: Alamos has not changed the financial terms of the deal. This is a deal worth about $780 million of that about 305 is comprised of cash the rest in shares. Why not bump up the value of this offer?

JOHN MCCLUSKEY: Because we … feel quite rightly that the company was fully valued at our bid and as you noticed no other gold company stepped forward to best our offer and in fact the company that stepped forward, a silver company, was only able to do so by securing a $500 million loan against the very asset that it’s acquiring. And in doing so is encumbering that asset with a $450 million hedge position which essentially kneecaps that … that mine for the next three years. So, you know, realistically, the best offer before the investment community today is the Alamos offer and it’s based on a company with a strong balance sheet with the cash to put forward. You know, we have the $305 million in cash in place ready to give to Aurizon shareholders and, you know, that’s the way it ought to be done. We shouldn’t be trying to create companies that are candidacies for bankruptcy.

PAUL: Thank you for joining us today.

JOHN MCCLUSKEY: Thank you.

PAUL: That was John McCluskey he’s Chief Executive Officer of Alamos Gold, as the company drives toward an acquisition of Aurizon Mines.

About the Offer

Alamos Gold Inc. (“Alamos”) announced its offer (the “Offer”) for Aurizon Mines Ltd. (“Aurizon”) on January 14, 2013. Alamos filed the take-over bid circular (the “Circular”) and related documents with the securities regulatory authorities in Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the Circular, the Notice of Extension and Variation dated February 19, 2013 (the “First Notice”) and the Notice of Extension and Variation dated March 6, 2013 (the “Second Notice”) as they contain important information, including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the Circular, the First Notice and the Second Notice may be obtained free of charge from shareholders’ investment advisers, from Dundee Capital Markets, who is acting as Alamos’ dealer manager, Kingsdale Shareholder Services Inc. at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America), who is acting as Alamos’ depositary and information agent, or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO each of which includes the Circular. Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the Circular, the First Notice and the Second Notice, which, collectively, contain the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon shares to the Offer. Investors may also obtain a free copy of the Circular, the First Notice, the Second Notice and other disclosure documents filed by Alamos from the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the SEC’s website at www.sec.gov.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this press release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to the Offer, fluctuations in the value of the consideration; integration issues; the effect of the Offer on the market price of Alamos’ shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of Aurizon’s common shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos’ shares on the New York Stock Exchange; the effect of the Offer on non-Canadian shareholders; and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and in the Circular. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The information in this press release concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).